Exhibit 99.1

Press Release

Media contact

Christine Peters

T +49 160 60 66 770

christine.peters@freseniusmedicalcare.com

Contact for analysts and investors

Ilia Kürten

T +49 6172 268 59 66
ilia.kuerten@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care Achieves Next Milestone in Portfolio Optimization Program, Announcing Sale of Dialysis Clinics in Brazil, Colombia, Chile, Ecuador

•	Divestment of assets includes four separate country transactions to DaVita Inc. for USD 300 million

•	Transactions further reduce the Company`s clinic footprint in Latin America, following the exit from Argentina at the end of 2023

•	Expected to close throughout 2024

•	Proceeds to be used to reduce debt

Bad Homburg, March 5, 2024 -- Fresenius Medical Care, the world’s leading provider of products and services for individuals with renal diseases, today announced the sale of its dialysis clinic networks in Brazil, Colombia, Chile and Ecuador to DaVita Inc. for a total transaction price of USD 300 million. Subject to regulatory approvals in Brazil, Colombia and Ecuador, the transactions represent another milestone in Fresenius Medical Care’s portfolio optimization program, with each expected to close throughout 2024.

“We continue to move at pace in optimizing our portfolio, to reduce complexity and improve profitability. This is a key element of our transformational journey,” said Helen Giza, CEO for Fresenius Medical Care AG. “I also wanted to take a moment to thank our teams in Brazil, Colombia, Chile, and Ecuador for their incredible commitment, passion and dedication in serving our patients with the world-class, high-quality care they deserve.”

These four separate transactions in aggregate represent 154 dialysis clinics, more than 7,100 employees, more than 30,000 dialysis patients, and recorded pro-forma revenue of approx. EUR 370 million in 2023.

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The associated net book loss for the four Latin America transactions is estimated to negatively impact Fresenius Medical Care by around EUR 200 million in the full year 2024, thereof by around EUR 140 million in the first quarter of 2024, and will be treated as a special item in operating income. Depending on exchange rates, the Company expects net cash proceeds of around EUR 250 million in 2024 from these transactions.

All transactions that are currently signed as part of the Company’s portfolio optimization plan are estimated to negatively impact Fresenius Medical Care by around EUR 230 million in the full year 2024, thereof by around EUR 145 million in the first quarter of 2024, and will be treated as a special item in operating income.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.1 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,925 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 333,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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